EXHIBIT 99.26




NEWS RELEASE                       (Q3-03-16)                September 11, 2003
                                                                     Page 1 of 5


Yamana Update and Drill Results, Patagonia, Argentina
--------------------------------------------------------------------------------

Yamana Gold Inc. (YRI - TSX) is pleased to report drill hole and trench assay results from its gold properties in Argentina. The properties are located in the southern Patagonia region of Santa Cruz Province and are subject to a joint venture among Yamana, Compania de Minas Buenaventura S.A.A., as operator, and Mauricio Hochschild & Compania. The joint venture was formed in April, 2002, and has since completed a detailed trenching and drilling campaign on Yamana's Martinetas property, undertaken an aggressive mapping and trenching campaign as a prelude to drilling on the La Paloma property, and has quadrupled Yamana's exploration ground in the region to a current total of approximately 1,000 square kilometers. The project is being funded entirely by Buenaventura and Hochschild who together must spend US$5.85 million in exploration over six years to earn a two-thirds interest in the project. Approximately US$1.2 million was spent on exploration during the first year of the project, and the joint venture partners have indicated they will continue with an exploration effort for a second year. Field operations, temporarily suspended for the Argentine winter season in June, 2003, are expected to resume this month.


Martinetas Drilling Results

The joint venture drilled 18 new HQ-diamond core holes, totaling 2,020 meters, in three separate exploration sectors - Coyote, Cerro Oro, and Armadillo - on Yamana's Martinetas property. Each sector is crossed by a number of epithermal fissure vein or vein swarm systems, many containing high-grade gold shoots identified during trenching and drilling campaigns in the mid-to-late-1990s. The current joint venture campaign was designed to test some of the more promising of these targets at depth and on strike. Gold and silver assays for the prominent veins intersected in each of the new drill holes are listed in Table 1 attached to this release; for a detailed map showing location of the 18 new drill holes, refer to Yamana's news release (May release) dated May 22, 2003, available on Yamana's website.

Cerro Oro Sector - Four new holes were drilled along a 200-meter strike segment of the Cerro Oro vein system. All four holes intersected one or more high-grade veins at depth, with intercepts ranging from 11.35 to 89.00 g/t gold over widths of 0.40 to 1.50 meters. The Cerro Oro vein system consists of a complex array of northwest-southeast trending sub-vertical quartz veins which do not crop out at surface. The system terminates on the west near the top of Cerro Oro dome against a prominently exposed north-south trending structure that dips 45(degree) to the west. The drilling suggests that continuity of mineralization in the system along strike and to depth increases in proximity to this large structure, with the strongest and deepest intercepts of the current campaign -
0.85 meters of 89.00 g/t gold at 116 meters depth in hole CO-18, and 0.65 meters of 14.70 g/t gold at 140 meters depth in hole CO-8 - hit in the only two holes designed to drill through the structure and test veins beneath it at depth. The joint venture believes this structure may have served both as a feeder and cap for mineralizing fluids from depth, funneling fluids into the veins at both Cerro Oro and Coyote (500 meters to the north). Yamana believes the high-grades in all four new Cerro Oro drill holes combined with the many other scattered highgrades from Yamana's previous Cerro Oro drilling campaigns evidence a potentially large and important high-grade gold shoot. Cerro Oro remains a high-priority target for future work.



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NEWS RELEASE Continued                                        September 11, 2003
                                                                     Page 2 of 5


Coyote Sector - Five new holes were drilled in the Coyote sector - three to test widely separate parts of the 600 meter long principal Coyote vein system, and two to examine other sub-parallel systems around a hundred meters from the principal vein. Only one of these holes intersected significant high-grade gold
- hole CN - 1, which was designed to test the Coyote Gold Shoot at depth. The Coyote Gold Shoot, one of the most important targets at Martinetas, is defined by two previous core holes drilled during Yamana's earlier campaigns. These two previous holes, 17.5 meters apart, each interesected bonanza-grade gold - 114.21 g/t and 282.66 g/t - over true widths of 2.5 meters at down-hole depths of 30 meters. In the current campaign, hole CN-1 intersected 1.0 meters of 30.50 g/t Au at 46 meters down-hole depth. This high-grade zone appears to be too shallow to be the Coyote Gold Shoot itself and may represent a separate previously unknown vein. No other important veins were intersected in hole CN- 1. Yamana believes the hole may have stopped short of reaching the main Coyote vein and the target requires further testing at depth.

Armadillo Sector - The Armadillo Sector was tested with nine new core holes - three in the main part of the Armadillo vein system and six widely-spaced holes designed to test other parts of the system or other veins in the sector. Only one of these holes, A-9, hit high-grade gold. This hole was designed to test the T-1 Gold Shoot defined previously by several core holes in a 1999 drilling campaign. The best of these previous holes intersected 3.05 meters of 89.59 g/t gold at 10 meters depth in the main Armadillo vein. A second hole drilled behind and beneath the first intersected 4.50 meters of 7.80 g/t gold at 16 meters depth in a separate hanging wall vein. In the current campaign, hole A-9 was drilled on the opposite side of the vein and in an opposite direction from the previous holes. It intersected 1.03 meters of 10.60 g/t gold at 40 meters depth.


La Paloma Trenching Results

La Paloma, about 40 kilometers northwest of Martinetas, is one of Yamana's most promising Santa Cruz gold properties. Assay results from the ongoing detailed trenching, sampling, and mapping program on the property started in January, 2003, reveal numerous zones of high-grade gold within the property's many vein systems, and at least six high-priority gold targets have been identified. A diamond-core drilling campaign is planned for these targets starting in October, 2003.

Exploration at La Paloma has been divided into four non-contiguous exploration sectors - Santa Rosa, San Juan, San Martin, and San Nicholas. Each of these sectors contain two or more promising vein systems, collectively comprising more than 11 kilometers of veins within a district-sized area of 90 hectares. Much of the area has not yet been mapped in detail, and most of the area surrounding the four exploration sectors has yet to be prospected. For a detailed map of the La Paloma exploration sectors and known vein systems, refer to the May Release.

Since the start of the trenching and sampling campaign in January, 200 trenches (approximately 2,000 meters) have been dug, hammered or blasted along approximately 8.4 kilometers of veins. The trenches average about 10 meters in length and are spaced 50 meters apart along the better veins and 100 to 200 meters apart along weaker veins. Continuous channel samples are taken across both walls of the trench and the assay results reported herein are the average of these two samples. The best gold targets defined by this work to date are in the Arco Iris, Violeta and Verde veins, all in the San Juan sector close to the joint venture base camp at the La Paloma ranch headquarters, and in the Sulfuro vein in the San Nicolas sector, about 5 kilometers southeast of the camp. These high-priority targets will be tested early in the next drilling campaign.

Arco Iris-Violeta vein system - Arco Iris and Violeta comprise a pair of sub-parallel veins, about 100 meters apart. Arco Iris is about 600 meters long and as much as 8.4 meters wide; Violeta is 300 meters long and up to 1.7 meters wide. These two veins together have some of the consistently highest grade trench samples yet taken from the La Paloma property, with almost

NEWS RELEASE Continued                                        September 11, 2003
                                                                     Page 3 of 5



two-thirds of all samples from the many trenches across these veins containing at least 5.0 g/t gold. At least four discrete high-grade gold shoots have been identified - three in Arco Iris and one in Violeta. Samples from each of these shoots average about 10 g/t gold over widths of 0.6 to 6.0 meters, and trenches across one of the Arco Iris shoots yield bonanza-grade samples - 2.4 meters of
47.20 g/t gold and 1.65 meters of 35.21 g/t gold. The bonanza-grade trenches are sited along the Arco Iris vein directly above a previous reverse circulation
(RC) drill hole. The RC hole beneath the Arco Iris bonanza shoot cuts the vein 50 meters below the trench and intersected 4.0 meters of 15.60 g/t gold.

Another bonanza shoot has been identified - but not yet mapped or trenched in detail - in the Clara vein, approximately one kilometer southeast of Arco Iris. Samples from a single trench cut across this vein contain up to 5.0 meters of
26.72 g/t gold. A previous RC drill hole at this site shows 2.0 meters of 18.38 g/t gold and 4.0 meters of 2.34 g/t gold at depths of 80 to 90 meters.

Verde vein system - The Verde vein,  more than 1,300 meters long and from 0.6 to
3.0 meters wide, is a strong and persistent vein system enclosed by a strong and broad alteration halo and is associated with calcite, fluorite, and various gold pathfinder elements. About one-third of the trench samples collected along this vein are strongly anomalous in gold (> 1.0 g/t gold). Verde is thought to represent a well preserved vein system and has not yet been eroded down to its possible gold-rich roots.

Sulfuro - The Sulfuro vein is more than 650 meters long and up to 3.4 meters wide. It is consistently gold-rich, with approximately 80 percent of trench samples across the vein containing more than 1.0 g/t gold and more than 20 percent of the samples containing more than 10.0 g/t gold. At least two high-grade targets have been identified, one defined by a trench containing
28.21 g/t gold over a width of 1.6 meters and the other with trenches containing
11.35 and 23.75 g/t gold over widths of 2.55 and 0.85 meters.

If drilling results at La Paloma are favorable, the likely next step in exploration will be driving one or more exploration declines for a follow-up program of underground exploration and development. The joint venture is considering undertaking this program sometime next year.

All drill and trench sampling on the joint venture properties has been carried out under the experienced supervision of Buenventura as project operator. Samples are collected according to standard industry procedures and are shipped unprepared to ALS-Geolabs in Santiago, Chile, for pulverization, gravimetric fire assay, and ICP multi-element analysis. Geolabs conducts internal quality checks according to standard laboratory protocols. The reported results were formally provided to Yamana at a technical committee of the joint venture.

The Argentine properties are part of a vast portfolio of exploration stage assets owned by Yamana in Argentina and, more prominently, Brazil. Yamana is encouraged by these exploration efforts on its Argentine properties and will continue to monitor exploration undertaken by the joint venture while its focus will remain on its producing and development stage assets in Brazil.

Yamana is a Canadian intermediate gold producer with significant production, development stage and exploration properties and land positions in all major mineral areas in Brazil. Yamana also holds gold exploration properties in Argentina subject to earn-in by the Peruvian gold producers Buenaventura and Hochshild. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

NEWS RELEASE Continued                                        September 11, 2003
                                                                     Page 4 of 5



                                    TABLE 1.
                           MARTINETAS 2003 CORE DRILL
                              VEIN ASSAY INTERCEPTS


                From            To            Width          Gold       Silver
Hole No.         m              m               m             g/t        g/t            Vein
--------       ------         ------          ------        ------      ------          ------
CN-1            3.65           4.25            0.60          3.63        16.05          Corina
        ---------------------------------------------------------------
               45.77          46.32            0.55         21.50        20.55          Ramal Coyote
               46.32          46.77            0.45         41.50        42.70          Vanillas
        ---------------------------------------------------------------
               67.60          68.00            0.40          0.71         2.80          Coyote Norte
======================================================================================================
CN-2           28.10          29.00            0.90          0.31         2.50          Corina
               29.00          29.90            0.90          0.41        12.50          Corina
               29.90          30.80            0.90          1.56         7.25          Corina
        ---------------------------------------------------------------
               94.40          95.30            0.90          0.35        24.25          Coyote Norte
======================================================================================================
CN-3           42.07          42.67            0.60          0.18         5.45          Rama] Coyote
               42.67          43.20            0.53          0.07         3.60          Ramal Coyote
        ---------------------------------------------------------------
               50.60          51.10            0.50          0.26        12.10          Vanillas
               51.10          51.50            0.40          0.39        11.80          Coyote Norte
======================================================================================================
CS-4           46.83          47.23            0.40          0.44         0.60          R.Coyote Sur
               47.23          47.93            0.70          0.54         3.70          R.Coyote Sur
               47.93          48.75            0.82          0.06       < 0.50          Vanillas
               48.75          49.55            0.80          0.17         0.50          Vanillas
               49.55          50.00            0.45          0.76         3.90          R.Coyote Sur
               50.00          50.58            0.58          0.84         1.50          R.Coyote Sur
        ---------------------------------------------------------------
               66.75          67.50            0.75        < 0.05         1.40          Coyote Sur
======================================================================================================
CA-5           47.75          48.20            0.45          0.19         2.20          Calafate Sur
        ---------------------------------------------------------------
               62.70          63.10            0.40          0.09         5.00          Calafate
               63.10          63.50            0.40          0.08         4.10          Caja

======================================================================================================
                                                     Cerro Oro Sector
======================================================================================================

CO-6           46.80          47.20            0.40          2.08        29.00          Ramal Calandria
        ---------------------------------------------------------------
               48.96          49.40            0.44          1.82        20.65          Ramal Calandria
        ---------------------------------------------------------------
               49.83          50.41            0.58         33.30        73.60          Calandria
        ---------------------------------------------------------------
               50.41          50.80            0.39          0.68        56.90          Caja
               50.80          51.20            0.40          1.07         7.15          Vanillas
               51.20          51.60            0.40          0.90         5.50          R. Calandria N.
               52.60          53.10            0.50          1.14        13.25          R. Calandria N.
        ---------------------------------------------------------------
              113.50         114.15            0.65          0.12         3.40          Cerro Oro
======================================================================================================
CO-7            7.00           8.00            1.00          1.27        12.50          Venillas
                8.00           9.00            1.00          0.62         5.50          Vanilla
        ---------------------------------------------------------------
               23.50          24.50            1.00          1.17         1.50          Venilla-slz
        ---------------------------------------------------------------
               30.20          30.70            0.50          5.39         2.20          Vetilla
        ---------------------------------------------------------------
               38.40          38.80            0.40          2.06         5.90          Vanillas
        ---------------------------------------------------------------
               54.20          54.70            0.50          2.42        27.95          Vanillas
        ---------------------------------------------------------------
               62.95          63.35            0.40          5.32         6.05          Cerro Oro en venillat
        ---------------------------------------------------------------
               70.77          71.17            0.40         11.35        22.30          R. Cerro Oro
======================================================================================================
CO-8           70.40          71.00            0.60          6.40        33.80          Vetllas
               71.00          71.70            0.70          6.71        78.45          Vetilla
        ---------------------------------------------------------------
              103.25         103.75            0.50          1.02        14.65          Caja
              103.75         104.55            0.80         14.70       102.50          V. Cerro Oro
        ---------------------------------------------------------------
              122.55         122.95            0.40          3.91        29.20          V. Cerro Oro 1
        ---------------------------------------------------------------
              132.10         132.60            0.50          4.45        10.05          Vanilla
        ---------------------------------------------------------------
              133.30         133.70            0.50          1.25         0.70          Vanilla
        ---------------------------------------------------------------
              138.80         139.25            0.45          1.19         6.85          Vanillas
              139.25         139.90            0.70          0.73         6.70          Vanillas
              139.95         140.60            0.65         14.70        92.90          V. Cerro Oro 2
======================================================================================================
CO-18          40.50          47.00            6.50        < 0.05         1.70          Veta Blanca
        ---------------------------------------------------------------
               51.80          53.50            1.70          2.52        18.48          Vanillas
        ---------------------------------------------------------------
               59.50          60.50            1.00          2.68        55.30          Vanillas
        ---------------------------------------------------------------
               63.35          65.60            2.25          1.67        28.32          Vanillas
        ---------------------------------------------------------------
               76.75          77.35            0.60          0.90        13.85          V. Cerro Oro
        ---------------------------------------------------------------
               96.10          97.80            1.70          0.46        30.89          Vetilla-falla
        ---------------------------------------------------------------
              104.00         104.65            0.65          5.52        71.50          V. Cerro Oro 1
        ---------------------------------------------------------------
              115.20         116.05            0.85         89.00       518.00          V. Cerro Oro 2
        ---------------------------------------------------------------
              121.00         122.50            1.50         11.50        12.92          Venillas
        ---------------------------------------------------------------
              124.50         125.20            0.70          7.38         7.50          Vanillas

======================================================================================================
                                                     Armadillo Sector
======================================================================================================
A-9            12.75          13.30            0.55          1.14         2.90          Veta
        ---------------------------------------------------------------
               31.95          32.50            0.55          1.98         2.40          R.Armadillo
               32.50          33.05            0.55          3.51         4.55          R.Armadillo
        ---------------------------------------------------------------
               36.70          37.20            0.50          1.21         2.10          R.Armadillo
        ---------------------------------------------------------------
               39.50          40.53            1.03         10.60        12.10          V.Armadillo
======================================================================================================
A-10          118.00         118.55            0.55        < 0.05       < 0.05          V.Armadillo?
              118.55         119.00            0.45        < 0.05       < 0.05          Caja
              119.00         119.80            0.80        < 0.05       < 0.05          V.Armadillo?
======================================================================================================
A-11           93.30          98.35            5.05          0.26         1.02          Brecha silicea
        ---------------------------------------------------------------
              105.40         108.00            2.60          0.22         0.38          Brecha silicea
        ---------------------------------------------------------------
              128.00         130.70            2.70        < 0.05       < 0.05          Veta Qz blanco
        ---------------------------------------------------------------
              159.70         161.60            1.90          1.43         3.30          Venillas
======================================================================================================
CH-12          63.45          64.50            1.00          2.08        46.55          Vetilla
        ---------------------------------------------------------------
               65.20          66.50            1.30          1.19         1.79          Vanillas
======================================================================================================
MN-13          77.00          78.20            1.20        < 0.05       < 0.05          V.Mara Norte
======================================================================================================
MN-14          97.80          99.20            1.40        < 0.05       < 0.05          V.Mara Norte
======================================================================================================
MN-15          69.70          79.80           10.10           na            na          na
======================================================================================================
M-16           49.15          50.15            1.00          0.39       < 0.05          Mara Norte
        ---------------------------------------------------------------
               98.75          99.30            0.55          2.11         0.70          Vanilla
======================================================================================================
M-17           49.35          50.35            1.00          0.11       < 0.05          Vanilla
        ---------------------------------------------------------------
               51.35          52.35            1.00          0.20       < 0.05          Venilla
======================================================================================================

NEWS RELEASE Continued                                    September 11, 2003
                                                                     Page 5 of 5


For further information, contact
Peter Marrone
President & Chief Executive Officer
(509) 838-6615 E-mail: investor@yamana.com

Effective September 15, 2003, Yamana's head office will move to:
150 York Street, Suite 1902
Toronto, Ontario
M5H 3S5
(416) 815-0220



FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.